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21001481

MAR 05 2021
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67759 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alphasource Capital Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 East 57th Street, 12th Floor
(No. and Street)

| (City) | (State) | 10022 (Zip Code) |
|---|---|---|

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Noelle-Claire (212) 308-4500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

| 1928 Jackson Ln. | China Spring | TX | 76633 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Noelle-Claire LeCann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AlphaSource Capital Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CATHIAN MCNALLY
Notary Public, State of New York
No. 01MC6033425
Qualified in New York County
Commission Expires 11/15/2021

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.

AlphaSource Capital Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2020

## Contents

AlphaSource Capital Securities, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Alphasource Capital Securities, LLC

**Opinion on The Financial Statements**

We have audited the accompanying statement of financial condition of Alphasource Capital Securities, LLC (the "Company") as of December 31, 2020, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

**Report on Supplementary Information**

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
**February 28, 2021**

We have served as the Alphasource Capital Securities, LLC's auditor since 2019.

**Tuttle & Bond, PLLC**
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

AlphaSource Capital Securities, LLC

Financial Statements

For the year ended December 31, 2020

AlphaSource Capital Securities, LLC
Statement of Financial Condition
For the year ended December 31, 2020

| | |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Chase Checking- 0761** | 12,506.17 |
| **Chase Savings-3501** | 3,453.70 |
| **Total Checking/Savings** | 15,959.87 |
| **Accounts Receivable** | |
| **Accounts Receivable (A/R)** | 1,003.50 |
| **Total Accounts Receivable** | 1,003.50 |
| **Other Current Assets** | |
| **Interactive Brokers** | 112.48 |
| **Prepaid Expenses** | |
| **FINRA CRD** | 1,140.26 |
| **Total Prepaid Expenses** | 1,140.26 |
| **Total Other Current Assets** | 1,252.74 |
| **Total Current Assets** | 18,216.11 |
| **Other Assets** | |
| **Proprietary Securities** | 3,037.89 |
| **Illiquid Assets** | 271.29 |
| **Total Other Assets** | 3,309.18 |
| **TOTAL ASSETS** | **21,525.29** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **Accounts Payable (A/P)** | 3,511.00 |
| **Total Accounts Payable** | 3,511.00 |
| **Credit Cards** | |
| **Credit Card** | 1,755.32 |
| **Total Credit Cards** | 1,755.32 |
| **Other Current Liabilities** | |
| **Accrued Expense** | |
| **FINRA CRD** | 1,391.23 |
| **SIPC** | 156.00 |
| **Total Accrued Expense** | 1,547.23 |
| **Total Other Current Liabilities** | 1,547.23 |
| **Total Current Liabilities** | 6,813.55 |
| **Total Liabilities** | 6,813.55 |
| **Equity** | |
| **Opening Balance Equity** | 27,521.50 |
| **Partner Contributions** | 35,500.00 |
| **Partner Distributions** | -398,500.00 |
| **Proprietary Securities** | 3,037.89 |
| **Retained Earnings** | 368,751.24 |
| **Net Income** | -21,598.89 |
| **Total Equity** | 14,711.74 |
| **TOTAL LIABILITIES & EQUITY** | **21,525.29** |

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities, LLC
Statement of Comprehensive Income
For the year ended December 31, 2020

| | |
|---|---|
| **Ordinary Income/Expense** | |
| **Income** | |
| **Marketing Fee Income** | 1,130,357.56 |
| **Reimbursable income** | 724.00 |
| **Retainer Fee Income** | 29,000.00 |
| **Total Income** | 1,160,081.56 |
| **Gross Profit** | 1,160,081.56 |
| **Expense** | |
| **Bank Charges** | 1,140.00 |
| **Brokerage Expense** | 187.52 |
| **Charitable donations** | 50.00 |
| **Legal & Professional Fees** | 8,036.14 |
| **Meals and Entertainment** | 1,853.39 |
| **Office Expenses** | 1,208.70 |
| **Phone & communications** | 8,114.46 |
| **Regulatory Fees** | 6,925.33 |
| **Rent or Lease** | 18,000.00 |
| **Retainer Fees** | 25,610.12 |
| **Service -Marketing Fee** | 1,100,830.83 |
| **Shipping and delivery expense** | 85.94 |
| **Technology** | 5,212.34 |
| **Travel** | 4,427.56 |
| **Total Expense** | 1,181,682.33 |
| **Net Ordinary Income** | -21,600.77 |
| **Other Income/Expense** | |
| **Other Income** | |
| **Interest Earned** | 1.88 |
| **Total Other Income** | 1.88 |
| **Net Other Income** | 1.88 |
| **Net Income** | **-21,598.89** |
| **Other Comprehensive Income (loss)** | 1,280.21 |
| **Comprehensive Income (loss)** | **-20,318.68** |

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2020

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -21,598.89 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| **Accounts Receivable (A/R)** | 16,079.79 |
| **Interactive Brokers** | 187.52 |
| **Prepaid Expenses: FINRA CRD** | -1,140.26 |
| **Accounts Payable (A/P)** | -14,296.99 |
| **Credit Card** | -2,700.07 |
| **Accrued Expense: FINRA CRD** | -97.89 |
| **Accrued Expense: SIPC** | -1,599.19 |
| **Net cash provided by Operating Activities** | -25,165.98 |
| **Net cash increase for period** | -25,165.98 |
| **Cash at beginning of period** | 41,125.85 |
| **Cash at end of period** | **15,959.87** |

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities, LLC
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2020

| | |
|---|---|
| **Balance, beginning of period** | **35,031.42** |
| Partner Contributions | 0.00 |
| Comprehensive Income | 1,278.47 |
| Net Income | -21,598.89 |
| **Total Income** | **-20,320.42** |
| **Balance at end of period** | **14,711.00** |

The accompanying notes are an integral part of these financial statements.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by AlphaSource Capital Securities (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

### Organization

The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end of December 31.

### Description of Business

The Company, located in New York, NY, is a broker dealer for private placements and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption because of "Special Account for the Exclusive Benefit of customers."

### Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

### Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Revenue Recognition

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of marketing related fees, reimbursable fees, and retainer fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

### Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

### Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and accounts payable.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because its largest five customers account for more than 25% of revenues.

Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the member.

NOTE B- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE C -NET CAPITAL REQUIREMENT

*Statement of Exemption of Reserve Requirement*

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D - SIPC RECONCILIATION

SEA Rule l7a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report.

NOTE E - COMMITMENTS AND CONTINGENCIES

AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F –RENT

The Company is a party to an expense sharing agreement with an affiliate. Under the terms of this agreement, the affiliate pays rent and other charges related for the premises and certain other expenses. The affiliate charged the Company $18,000.00 for rent during the year.

NOTE G -RELATED PARTY TRANSACT10N

The Company has entered into an expense sharing agreement with an affiliate, AlphaSource Capital Partners LLC. The amount charged to the Company this year was $18,000. Commissions of $82,274.89 were paid to stockholder/officer.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2021, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

AlphaSource Capital Securities, LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

AlphaSource Capital Securities, LLC

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

## Computation of Net Capital

### Total Stockholder's Equity

| | |
|---|---|
| Total Stockholder's Equity | $14,711 |
| Non-Allowable Assets | 2,527 |
| Haircuts on Security Positions | |
| Securities Haircuts | 456 |
| Undue Concentration Changes | 273 |
| Net allowable Capital | 11,455 |

### Computation of Net Capital Requirement

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $454 |
| Minimum dollar net capital requirement of reporting broker or dealer | 5,000 |
| Net Capital requirement | 5,000 |
| Excess Net Capital | 6,455 |

### Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $6,814 |
| Percentage of aggregate Indebtedness to net capital | 59.48% |

### Computation of Reconciliation of Net Capital

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2020 | $11,455 |
| Adjustments | |
| Change in Equity (Adjustments) | 0.00 |
| Change in Non-Allowable Assets | 0.00 |
| Change in Haircuts | 0.00 |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 11,455 |
| Reconciled Difference | 0.00 |

AlphaSource Capital Securities, LLC

Supplementary Statements

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $11,455 which was $6,455 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 59.48%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

AlphaSource Capital Securities, LLC

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

AlphaSource Capital Securities, LLC

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

ALPHASOURCE
Capital Securities LLC

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

**Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**

To the best knowledge and belief, Alphasource Capital Securities, LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3,
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,
3. We have no exceptions to report this fiscal year.

Regards,

Noelle-Claire LeCann
President
AlphaSource Capital Securities LLC

AlphaSource Capital Securities, LLC

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

**SIPC 7 Reconciliation**

| | | | | | |
|---|---|---|---|---|---|
| **Total Due** | **$ 1,740** | | | | |
| **Overpayment Applied** | **$ -** | | | | |
| **Balance Due after Applied Overpayment** | **$ 157** | | | | |
| | | **Date Paid:** | **Check #:** | **Paid To:** |
| **Paid with SIPC 6** | **$ 1,583** | **10/26/20** | **Wire 3419950300ES** | **SIPC** |
| **Paid with SIPC 7** | **$ 157** | **1/15/20** | **Wire 5274801598** | **SIPC** |
| **Total Paid** | **$ 1,740** | | | |
| **Reconciled Difference (Overpayment) Underpayment** | **$ 0** | | | |

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

**Report of Independent Registered Public Accounting Firm**
**Exemption Review Report Pursuant to 15c3-3**

## Exemption: 15c3-3(k)(2)(i)

Noelle-Claire LeCann
Alphasource Capital Securities, LLC
32 East 57TH Street, 12th
Floor
New York, NY 10504

Dear Noelle-Claire LeCann:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Alphasource Capital Securities, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Alphasource Capital Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Alphasource Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alphasource Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
**February 28, 2021**